SHAREHOLDER RIGHTS PLAN AGREEMENT

DATED AS OF FEBRUARY 23, 2010

BETWEEN

GENCO RESOURCES LTD.

AND

COMPUTERSHARE INVESTOR SERVICES INC.

AS RIGHTS AGENT

i

SHAREHOLDER RIGHTS PLAN AGREEMENT

     SHAREHOLDER RIGHTS PLAN AGREEMENT dated as of February 23, 2010 between GENCO RESOURCES LTD. (the “Corporation”), a corporation existing under the laws of British Columbia, and Computershare Investor Services Inc., a corporation existing under the laws of Canada (the “Rights Agent”);

     WHEREAS the Board of Directors, in the exercise of its fiduciary duties, has determined that it is in the best interests of the shareholders of the Corporation to adopt a shareholder rights plan (the “Shareholder Rights Plan”) to ensure, to the greatest extent possible, that all shareholders of the Corporation are treated fairly in connection with any take-over bid for the Corporation and to ensure that the Board of Directors is provided with sufficient time to consider and evaluate any unsolicited take-over bid and to explore and develop alternatives to maximize shareholder value;

     AND WHEREAS in order to implement the Shareholder Rights Plan, the Board of Directors has authorized (i) the issuance of one Right effective the close of business on the Effective Date in respect of each Common Share outstanding at the Record Time and (ii) the issuance of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time;

     AND WHEREAS each Right will entitle the holder thereof, after the Separation Time, to purchase securities of the Corporation pursuant to the terms and subject to the conditions set forth herein;

     AND WHEREAS the Corporation desires to appoint the Rights Agent to act on behalf of the Corporation and the holders of Rights, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates, the exercise of Rights and other matters referred to herein;

     NOW THEREFORE, in consideration of the premises and the respective covenants and agreements set forth herein, and subject to such covenants and agreements, the parties hereby agree as follows:

ARTICLE 1 - INTERPRETATION

1.1           Certain Definitions

                For purposes of this Agreement, including the recitals hereto, the following terms shall have the meanings set forth below:

(a)	“Acquiring Person” means any Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares; provided, however, that the term “Acquiring Person” shall not include:

	(i)	the Corporation or any Subsidiary of the Corporation;

	(ii)	any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or any combination of:

		(A)	a Voting Share Reduction;

		(B)	a Permitted Bid Acquisition;

(C)	an Exempt Acquisition;

(D)	a Pro Rata Acquisition; or

(E)	a Convertible Security Acquisition;

provided, however, that if a Person becomes the Beneficial Owner of 20% or more of the Voting Shares then outstanding by reason of one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition or a Convertible Security Acquisition and such Person thereafter becomes the Beneficial Owner of an additional 1% or more of Voting Shares then outstanding (other than pursuant to one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition or a Convertible Security Acquisition), then, as of the date of such increase, such Person shall become an “Acquiring Person”;

(iii)

for a period of 10 days after the date of the first public announcement that such Person, or anyone acting jointly or in concert with such Person, is making or proposes to make a Take-over Bid, any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on Subsection 1.1(f)(v) solely because such Person or the Beneficial Owner of such Voting Shares is making or has announced an intention to make a Take-over Bid, either alone or by acting jointly or in concert with any other Person;

(iv)

a Person (a “Grandfathered Person”) who is the Beneficial Owner of 20% or more of the outstanding Voting Shares at the Record Time; provided, however, that this exemption shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time, become the Beneficial Owner of any additional Voting Shares (other than pursuant to one or any combination of an Exempt Acquisition, a Permitted Bid Acquisition, a Pro Rata Acquisition, a Convertible Security Acquisition or a Voting Share Reduction); or

(v)

an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the Voting Shares then outstanding in connection with a distribution of securities of the Corporation pursuant to a prospectus or by way of private placement;

(b)

“Affiliate”, when used to indicate a relationship with a specified Person, means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person;

(c)	“Agreement” means this Shareholder Rights Plan agreement between the Corporation and the Rights Agent, as the same may be amended or supplemented from time to time;

(d)	“Annual Cash Dividend” means cash dividends paid in any fiscal year of the Corporation to the extent that such cash dividends do not exceed, in the aggregate, the greatest of:

(i)	200% of the aggregate amount of cash dividends declared payable by the Corporation on its Common Shares in its immediately preceding fiscal year;

(ii)	300% of the arithmetic mean of the aggregate amounts of the annual cash dividends declared payable by the Corporation on its Common Shares in its three immediately preceding fiscal years; and

(iii)	100% of the aggregate consolidated net income of the Corporation, before extraordinary items, for its immediately preceding fiscal year;

(e)

“Associate”, when used to indicate a relationship with a specified Person, means (i) a spouse of such Person, (ii) any Person of the same or opposite sex with whom such Person is living in a conjugal relationship outside marriage or (iii) any relative of such Person (or a Person who is an “Associate” of such Person pursuant to Clause (i) or (ii) of this definition) if that relative has the same residence as such Person;

(f)	A Person shall be deemed the “Beneficial Owner” of, and to have “Beneficial Ownership” of, and to “Beneficially Own”,

	(i)	any securities as to which such Person or any of such Person’s Affiliates or Associates is the owner at law or in equity;

(ii)

any securities (including unissued securities) as to which such Person or any of such Person’s Affiliates or Associates has the right or entitlement to acquire or become the owner at law or in equity (where such right or entitlement exists or is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment or payment of instalments) pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing (other than (x) customary agreements with and between underwriters and banking group members and selling group members (or any of the foregoing) with respect to a public offering or private placement of securities and (y) pledges of securities in the ordinary course of business granted as security for bona fide indebtedness) or upon the exercise of any conversion right, exchange right, share purchase right (other than Rights), warrant or option;

(iii)

any securities which are Beneficially Owned within the meaning of Subsections 1.1(f)(i) and (ii) by any other Person with whom such Person, or any of such Person’s Affiliates, is acting jointly or in concert in respect of the Corporation or any of its securities or assets;

provided, however, that a Person shall not be deemed the “Beneficial Owner” of, or to have “Beneficial Ownership” of, or to “Beneficially Own”, any security:

	(iv)	by reason of the fact that such security has either:

		(A)	without any prior agreement, arrangement or understanding in respect thereof, been deposited or tendered; or

		(B)	been agreed to be deposited or tendered pursuant to a Permitted Lock-up Agreement,

under any Take-over Bid made by such Person, by any Affiliate or Associate of such Person or by any other Person acting jointly or in concert with such Person, until such security has been deposited and accepted unconditionally for payment or exchange or taken up and paid for;

(v)	by reason of such Person, or any of such Person’s Affiliates or Associates or any other Person acting jointly or in concert with such Person, holding such security, provided that:

(A)

the ordinary business of any such Person (the “Investment Manager”) includes the management or investment of investment funds for others (which others, for greater certainty, may include or be limited to one or more employee benefit plans or pension plans) and such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager’s duties for the account of any other Person (a “Client”) including non-discretionary accounts held on behalf of one or more Clients by a broker or dealer registered under applicable law;

(B)

such Person is (1) the manager or trustee (the “Fund Manager”) of a mutual fund (a “Mutual Fund”) that is registered or qualified to issue its securities to investors under the securities laws of any province of Canada or the securities laws of the United States and such security is held in the ordinary course of business in the performance of the Fund Manager’s duties with respect to the Mutual Fund, or (2) a Mutual Fund;

(C)

such Person (the “Trust Company”) is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an “Estate Account”) or in relation to other accounts (each an “Other Account”) and holds such security in the ordinary course of such duties for such Estate Account or for such Other Accounts;

(D)

such Person (the “Statutory Body”) is established by statute for purposes that include, and the ordinary business or activity of such Person includes, the management of investment funds for employee benefit plans, pension plans, insurance plans or various public bodies and the Statutory Body holds such security in the ordinary course of and for the purpose of the management of such investment funds;

(E)

such Person (the “Administrator”) is the administrator or trustee of one or more pension funds or plans (a “Plan”) registered under the laws of Canada or the United States or any province or state thereof or the laws of the jurisdiction by which such Plan is governed and the Administrator holds such security in the ordinary course of and for the purpose of its activities as such or such Person is a Plan and such security, (apart from this Clause), is Beneficially Owned or held by the Plan in the ordinary course of such Plan’s activities; or

	(F)	such Person (the “Crown Agent”) is a Crown agent or agency;

provided, in any of the above cases, that the Investment Manager, the Fund Manager, the Mutual Fund, the Trust Company, the Statutory Body, the Administrator, the Plan or the Crown Agent, as the case may be, (I) did not acquire and does not, (apart from this Clause), Beneficially Own or hold such security for the purpose of or with the effect of changing or influencing the control of the Corporation, either alone or acting jointly or in concert with any other Person, or in connection with or as a participant in any transaction having that purpose or effect; or (II) is not then making a Take-over Bid or has not then announced an intention to make a Take-over Bid, alone or acting jointly or in concert with any other Person who is making a Take-over Bid, or who has announced an intention to make a Take-over Bid, other than an Offer to Acquire Voting Shares or other securities (x) pursuant to a distribution by the Corporation, (y) by means of a Permitted Bid or (z) by means of ordinary market transactions in respect if securities of the Corporation (including prearranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange or organized over-the-counter market;

(vi)

because such Person (A) is a Client of the same Investment Manager as another Person on whose account the Investment Manager holds such security, (B) has an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security or (C) is a Plan with the same Administrator as another Plan on whose account the Administrator holds such security;

(vii)

because such Person (A) is a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager, (B) has an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company or (C) is a Plan and such security is owned at law or in equity by the Administrator of the Plan; or

(viii)	in respect of which such Person is the registered holder as a result of carrying on the business of, or acting as a nominee of or for, a securities depositary;

(g)	“Board of Directors” means the board of directors of the Corporation;

(h)	“Business Corporations Act” means the Business Corporations Act (British Columbia), as amended, and the regulations made hereunder, and any comparable or successor laws or regulations thereto;

(i)	“Business Day” means any day other than a Saturday, Sunday or a day on which banking institutions in Vancouver, British Columbia are authorized or obligated by law to close;

(j)

“Canadian Dollar Equivalent” of any amount which is expressed in U.S. dollars means, on any date, the Canadian dollar equivalent of such amount determined by multiplying such amount by the U.S. - Canadian Exchange Rate in effect on such date;

(k)	“Canadian - U.S. Exchange Rate” means, on any date, the inverse of the U.S. - Canadian Exchange Rate in effect on such date;

(l)

“close of business” on any given date means the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the principal transfer office in Vancouver, British Columbia of the transfer agent for the Common Shares (or, after the Separation Time, the principal transfer office in Vancouver, British Columbia of the Rights Agent) is closed to the public;

(m)	“Common Shares” means the common shares in the capital of the Corporation;

(n)	“Competing Permitted Bid” means a Take-over Bid that:

(i) is made after a Permitted Bid or another Competing Permitted Bid has been made and prior to the expiry of such Permitted Bid or Competing Permitted Bid;

(ii) satisfies all components of the definition of a Permitted Bid other than the requirements set out in Subsection 1.1(jj)(ii)(A) of the definition of Permitted Bid; and

(iii)

contains, and the take-up and payment for securities tendered or deposited is subject to, irrevocable and unqualified conditions that no Voting Shares will be taken up or paid for pursuant to the Take-over Bid prior to the date that is the later of (A) the earliest date on which Voting Shares may be taken up and paid for under any Permitted Bid or other Competing Permitted Bid which is outstanding on the date of commencement of such Competing Permitted Bid (determined at the date of mailing the Take-over Bid and assuming no amendment or variation to the terms and satisfaction of all conditions to the completion of the Permitted Bid or other Competing Permitted Bid) and (B) 35 days after the date of the Take-over Bid constituting such Competing Permitted Bid;

provided always, for greater certainty, that a Competing Permitted Bid will cease to be a Competing Permitted Bid at any time when such bid ceases to meet any of the provisions of this definition prior to the time it expires (after giving effect to any extension) or is withdrawn and provided that, at such time, any acquisition of Voting Shares made pursuant to such Competing Permitted Bid, including any acquisitions of Voting Shares theretofore made, will cease to be a Permitted Bid Acquisition;

(o)	A Person is, or two or more Persons acting jointly or in concert are, considered to “control” another Person if:

(i)

in the case of a body corporate, securities entitled to vote in the election of directors of such body corporate carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person or Persons and the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such body corporate; or

(ii)

in the case of a Person which is not a body corporate, more than 50% of the voting or equity interests of such entity (including, without limitation, for a partnership other than a limited partnership, the voting or equity interests in such partnership) are held, directly or indirectly, by or for the benefit of the other Person or Persons and in the case of a limited partnership, the other Person or any of the other Persons is a general partner of the limited partnership;

“controlled”, “controlling” and “under common control with” shall be interpreted accordingly;

(p)

“Convertible Securities” means, at any time, (i) any right or entitlement (contractual or otherwise, regardless of whether such right or entitlement would be considered to constitute or form part of a security), other than a Right, to acquire Voting Shares or securities which are convertible into, or exercisable or exchangeable for, Voting Shares, or (ii) any securities (including rights, warrants and options but not including Rights) carrying any purchase, exercise, conversion or exchange right or entitlement, pursuant to which the holder thereof may acquire Voting Shares or other securities convertible into or exercisable or exchangeable for Voting Shares (in each case, whether such right or entitlement is exercisable immediately or after a specified period and whether or not on condition or the happening of any contingency or making any payment or payment of instalments);

(q)

“Convertible Security Acquisition” means the acquisition of Voting Shares from the Corporation upon the exercise or pursuant to the terms and conditions of any Convertible Securities acquired by a Person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition;

(r)	“Co-Rights Agents” has the meaning ascribed thereto in Subsection 4.1(a);

(s)	“Effective Date” means the date of this Agreement;

(t)	“Election to Exercise” has the meaning ascribed thereto in Subsection 2.2(e)(ii);

(u)	“Excluded Person” means a Person who is:

(i) an Acquiring Person;

(ii) an Affiliate or Associate of an Acquiring Person; or

(iii) any Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person;

(v)

“Exempt Acquisition” means an acquisition of Voting Shares or Convertible Securities (i) in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of Subsection 5.1(a) or (b); (ii) pursuant to an amalgamation, merger or other statutory procedure requiring approval of the shareholders of the Corporation; or (iii) pursuant to a distribution made by the Corporation approved by the Board of Directors;

(w)

“Exercise Price” means, as of any date, the price at which a holder of Rights may purchase the securities issuable upon exercise of a Right which, subject to adjustment in accordance with the terms hereof, shall be an amount equal to three times the Market Price per Common Share determined as at the Separation Time;

(x)	“Expansion Factor” has the meaning ascribed thereto in Subsection 2.3(a)(iv)(x);

(y)

“Expiration Time” means the earlier of the Termination Time and the close of business on the day on which any meeting of the holders of Voting Shares is held at which such holders do not confirm or reconfirm this Agreement as provided for in Sections 5.15 and 5.16;

(z)	“First Person” has the meaning ascribed thereto in Section 1.5;

(aa)	“Flip-in Event” means a transaction or other event pursuant to which any Person becomes an Acquiring Person;

(bb)	“holder” has the meaning ascribed thereto in Section 2.8;

(cc)	“Independent Shareholders” means holders of Voting Shares other than:

	(i)	any Acquiring Person;

	(ii)	any Offeror;

	(iii)	any Affiliate or Associate of any Acquiring Person or Offeror;

	(iv)	any Person acting jointly or in concert with any Acquiring Person or Offeror; and

(v)

a trustee holding Voting Shares pursuant to any employee benefit plan, deferred profit sharing plan, stock purchase plan, stock participation plan and any other similar plan or trust for the benefit of employees of the Corporation or a Subsidiary of the Corporation, unless the beneficiaries of such plan or trust direct the manner in which the Voting Shares are to be voted or withheld from voting or direct whether the Voting Shares are to be tendered to a Take-over Bid;

(dd)

“Market Price” per security of any securities on any date of determination means the average of the daily closing prices per security of the securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the closing prices used to determine the Market Price on any Trading Days not to be fully comparable with the closing price on the date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the closing price on the date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The closing price per security of any securities on any date shall be:

(i)

the closing board lot sale price per share or, if such price is not available, the average of the closing bid and asked prices for each of such securities as reported by the principal Canadian stock exchange (as determined by volume of trading) on which the securities are listed or admitted to trading;

(ii)

if for any reason none of the prices described in Clause (i) of this definition are available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange, the closing board lot sale price per share or, if such price is not available, the average of the closing bid and asked prices for each of such securities as reported by the principal U.S. stock exchange (as determined by the volume of trading) on which such securities are listed or admitted for trading;

(iii)

if for any reason none of the prices described in Clauses (i) or (ii) of this definition are available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or a U.S. securities exchange, the last sale price or, in case no sale takes place on such date, the average of the high bid and low asked prices for each of the securities in the over-the-counter market, as quoted by any recognized reporting system then in use; or

(iv)

if for any reason none of the prices described in Clauses (i), (ii) or (iii) of this definition are available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or a U.S. stock exchange or quoted by any reporting system, the average of the closing bid and asked prices as furnished by a recognized professional market maker making a market in the securities;

provided, however, that if for any reason none of such prices is available on such day, the closing price per security of the securities on such date means the fair value per share of the securities on such date as determined by an internationally recognized investment dealer or investment banker selected by the Board of Directors; provided further that if an event of a type analogous to any of the events described in Section 2.3 hereof has caused any price used to determine the Market Price on any Trading Day not to be fully comparable with the price as so determined on the Trading Day immediately preceding such date of determination, each price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the price on the Trading Day immediately preceding such date of determination. The Market Price shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in U.S. dollars, such amount shall be converted into Canadian dollars on that date at the Canadian Dollar Equivalent thereof;

(ee)	“Nominee” has the meaning ascribed thereto in Subsection 2.2(d);

(ff)	“Offer to Acquire” includes:

(i) an offer to purchase or a solicitation of an offer to sell Voting Shares or a public announcement of an intention to make such offer or solicitation; and

(ii) an acceptance of an offer to sell Voting Shares, whether or not such offer to sell has been solicited;

or any combination thereof and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell;

(gg)	“Offeror” means a Person who has announced, and has not withdrawn, an intention to make or who has made, and has not withdrawn, a Take-over Bid;

(hh)	“Offeror’s Securities” means Voting Shares Beneficially Owned by an Offeror on the date such Offeror makes an Offer to Acquire;

(ii)	“Options” means options to purchase Common Shares granted pursuant to the Corporation’s Stock Option Plan which is currently in effect and may be amended from time to time;

(jj)	“Permitted Bid” means a Take-over Bid made by an Offeror by way of take-over bid circular and which also complies with the following additional provisions:

	(i)	the Take-over Bid is made to purchase all of the outstanding Voting Shares of the Corporation from all holders of Voting Shares other than the Offeror;

(ii)

the Take-over Bid contains, and the take-up and payment for securities tendered or deposited is subject to, irrevocable and unqualified provisions that no Voting Shares will be taken up or paid for pursuant to the Take-over Bid:

		(A)	prior to the close of business on the date which is not less than 60 days following the date the take-over bid circular is sent to holders of Voting Shares; and

		(B)	only if at such date more than 50% of the then outstanding Voting Shares held by Independent Shareholders have been deposited or tendered pursuant to the Take-over Bid and not withdrawn;

(iii)

the Take-over Bid contains an irrevocable and unqualified provision that (unless the Take-over Bid is withdrawn) Voting Shares may be deposited pursuant to such Take-over Bid at any time during the period of time described in Subsection 1.1(jj)(ii)(A) and that any Voting Shares deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

(iv)

the Take-over Bid contains an irrevocable and unqualified provision that (unless the Take-over Bid is withdrawn) in the event that the deposit condition set forth in Subsection 1.1(jj)(ii)(B) is satisfied the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Voting Shares for not less than 10 Business Days from the date of such public announcement;

provided, however, that a Permitted Bid will cease to be a Permitted Bid at any time such bid ceases to meet any of the requirements of this definition prior to the time it expires (after giving effect to any extension) or is withdrawn and provided that, at such time, any acquisition of Voting Shares made pursuant to such Permitted Bid, including any acquisitions of Voting Shares theretofore made, will cease to be a Permitted Bid Acquisition;

(kk)	“Permitted Bid Acquisition” means an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;

(ll)

“Permitted Lock-Up Agreement” means an agreement between an Offeror, or any of the Offeror’s Affiliates or Associates or any other Person acting or in concert with such Offeror, and one or more holders of Voting Shares (each a “Locked-up Person”) other than the Offeror’s Affiliates or Associates or any other Person acting or in concert with such Offeror pursuant to which each Locked-up Person agrees to deposit or tender Voting Shares to a Take-over Bid (the “Lock-up Bid”) to be made or made by the Offeror or any of such Offeror’s Affiliates or Associates or any other Person acting jointly or in concert with such Offeror; provided, however, that such agreement must comply with each of the following conditions:

(i)

The terms of a Permitted Lock-up Agreement must be disclosed and a copy of such agreement must be made available to the public (including the Corporation), in each case not later than the date the Lock-up Bid (as defined below) is publicly announced or, if the Lock-up Bid has been made prior to the date on which such agreement is entered into, forthwith, and in any event not later than the date following the date of such agreement.

(ii)

Under a Permitted Lock-up Agreement, each Locked-up Person must be permitted to withdraw any Voting Shares deposited or tendered pursuant to such agreement in order to deposit or tender such Voting Shares to another Take-over Bid and permitted to support another transaction (including a transaction by way of merger, amalgamation, arrangement or reorganization) that will provide a greater cash equivalent per Voting Share (the “Superior Offer Consideration”) than such Locked-up Person would have received under the Lock-up Bid (the “Lock-up Bid Consideration”). Notwithstanding the above:

(A)

such Permitted Lock-up Agreement may require that the Superior Offer Consideration must exceed the Lock-up Bid Consideration by a specified percentage before a Locked-up Person may exercise such rights of withdrawal; provided, however, that such specified percentage must not exceed 7%; and

(B)

such Permitted Lock-up Agreement may contain a right of first refusal or require a period of delay to give such Offeror an opportunity to match a higher price or value in another Take-over Bid or transaction or other similar limitation on a Locked-up Person’s right to withdraw Voting Shares from the agreement, so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Voting Shares during the period of the other Take-over Bid or transaction.

(iii)	Under a Permitted Lock-up Agreement, no “break-up” fees, “top-up” fees, penalties, expenses or other amounts that exceed in the aggregate the greater of:

	(A)	the cash equivalent of 2.5% of the price or value payable under the Lock- up Bid to a Locked-up Person; and

(B)

50% of the amount by which the price or value payable under another Take-over Bid or transaction to a Locked-up Person exceeds the price or value of the consideration that such Locked-up Person would have received under the Lock-up Bid, shall be payable by a Locked-up Person pursuant to the agreement in the event that the Lock-up Bid is not successfully concluded or if a Locked-up Person fails to deposit or tender Voting Shares to the Lock-up Bid or withdraws Voting Shares previously tendered thereto in order to tender to another Take-over Bid or supports another transaction;

(mm)

“Person” includes any individual, firm, partnership, association, trust, trustee, executor, administrator, legal personal representative, body corporate, corporation, unincorporated organization, syndicate, governmental entity or other similar entity;

(nn)	“Pro Rata Acquisition” means an acquisition by a Person of Voting Shares or Convertible Securities pursuant to:

(i)

a stock dividend, stock split or other event in respect of securities of the Corporation of one or more particular classes or series pursuant to which such Person receives, acquires or becomes the Beneficial Owner of Voting Shares or Convertible Securities on the same pro rata basis as all other holders of securities of the particular class, classes or series;

(ii)

the acquisition or the exercise by the Person of rights to purchase Voting Shares distributed by the Corporation to that Person in the course of a distribution to all holders of securities of the Corporation of one or more particular classes or series (other than, if applicable, holders resident in any jurisdiction where such distribution is not made as a result of it being restricted or impracticable as a result of any applicable law) pursuant to a rights offering, provided that the Person does not thereby acquire a greater percentage of such Voting Shares, or securities convertible into or exchangeable for Voting Shares, so offered than the Person’s percentage of Voting Shares Beneficially Owned immediately prior to such acquisition and that such rights are acquired directly from the Corporation and not from any other Person; or

(iii)

a distribution of Voting Shares, or securities convertible into or exchangeable for Voting Shares (and the conversion or exchange of such convertible or exchangeable securities), by the Corporation, provided that the Person does not thereby acquire a greater percentage of such Voting Shares, or securities convertible into or exchangeable for Voting Shares, so offered in the distribution than the Person’s percentage of Voting Shares Beneficially Owned immediately prior to such acquisition;

(oo)	“Record Time” means the close of business on the Effective Date;

(pp)	“Redemption Price” has the meaning ascribed thereto in Subsection 5.1(c)

(qq)	“Right” means a right to purchase a Common Share upon the terms and subject to the conditions set forth in this Agreement;

(rr)

“Rights Certificate” means certificate representing Rights after the Separation Time, which shall be substantially in the form attached hereto as Attachment 1 or such other form as the Corporation and the Rights Agent may agree;

(ss)	“Rights Register” has the meaning ascribed thereto in Subsection 2.6(a);

(tt)	“Rights Registrar” has the meaning ascribed thereto in Subsection 2.6(a);

(uu)	“Securities Act (British Columbia)” means the Securities Act (British Columbia), as amended, and the regulations hereunder, and any comparable or successor laws or regulations thereto;

(vv)	“Separation Time” means the close of business on the tenth Trading Day after the earlier of:

	(i)	the Stock Acquisition Date;

(ii)

the date of the commencement of, or first public announcement or disclosure of, the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence, a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid, so long as such Take-over Bid continues to satisfy the requirements of a Permitted Bid or Competing Permitted Bid, as applicable); and

(iii)

the date on which a Take-over Bid that previously satisfied all of the requirements of Permitted Bid or Competing Permitted Bid ceases to satisfy one or more of the requirements of a Permitted Bid or Competing Permitted Bid, as applicable;

or such later date and time as may be determined at any time and from time to time by the Board of Directors; provided, however, that notwithstanding anything else set out in this definition:

(iv)

if any Take-over Bid referred to in Clause (ii) of this definition, or any Permitted Bid or Competing Permitted Bid referred to in Clause (iii) of this definition, is not made, expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time without securities deposited hereunder being taken up and paid for, such Take-over Bid, Permitted Bid or Competing Permitted Bid, as the case may be, shall be deemed, for the purposes of this definition, never to have been made; and

(v)

if the Board of Directors determines, pursuant to Section 5.1, to waive the application of Section 3.1 to a Flip-in Event, then the Separation Time in respect of such Flip-in Event shall be deemed never to have occurred;

(ww)

“Stock Acquisition Date” means the first date of public announcement or disclosure (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to Part 5 of Multilateral Instrument 62-104 Take-Over Bids and Issuer Bids or Section 13(d) of the U.S. Exchange Act) by the Corporation or any other Person of facts indicating that a Person has become an Acquiring Person;

(xx)	“Subsidiary” means, when used with reference to a specified body corporate (the “Parent”):

	(i)	a body corporate that is controlled by:

		(A)	the Parent;

		(B)	the Parent and one or more bodies corporate, each of which is controlled by the Parent; or

		(C)	two or more other bodies corporate, each of which is controlled by the Parent; or

(ii) a corporation that is a Subsidiary of a body corporate that is a Subsidiary of the Parent pursuant to Clause (i) of this definition;

(yy)

“Take-over Bid” means an Offer to Acquire Voting Shares or Convertible Securities (or both) if, assuming that the Voting Shares or Convertible Securities that are the subject of the Offer to Acquire are acquired and become Beneficially Owned by the Person making such Offer to Acquire, such Voting Shares (including for greater certainty Voting Shares that may be acquired upon the conversion, exchange or exercise of rights under such Convertible Securities into Voting Shares), together with the Offeror’s Securities, constitute in the aggregate 20% or more of the outstanding Voting Shares at the date of the Offer to Acquire;

(zz)	“Termination Time” means the time at which the right to exercise Rights shall terminate pursuant to Subsection 5.1(f);

(aaa)

“Trading Day”, when used with respect to any securities, means a day on which the principal Canadian stock exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian stock exchange, a day on which the principal U.S. stock exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian or U.S. stock exchange, a Business Day;

(bbb)	“Transferee” has the meaning ascribed thereto in Section 3.1(b)(ii);

(ccc)	“U.S. - Canadian Exchange Rate” means, on any date:

(i) if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one U.S. dollar into Canadian dollars, such rate; and

(ii)

in any other case, the rate for such date for the conversion of one U.S. dollar into Canadian dollars calculated in such manner as may be determined by the Board of Directors from time to time acting in good faith; and

(ddd)

“U.S. Dollar Equivalent” of any amount which is expressed in Canadian dollars means, on any date, the U.S. dollar equivalent of the amount determined by multiplying the amount by the Canadian - U.S. Exchange Rate in effect on such date;

(eee)

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations hereunder, as now in effect or as the same may from time to time be amended, re-enacted or replaced;

(fff)

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations hereunder as now in effect or as the same may from time to time be amended, re-enacted or replaced;

(ggg)

“Voting Share Reduction” means an acquisition or redemption by the Corporation or any Subsidiary of the Corporation of Voting Shares, or cancellation of any Voting Shares as a result of any exercise of any conversion or exchange rights, which, by reducing the number of Voting Shares outstanding, increases the proportionate number of Voting Shares Beneficially Owned by any Person; and

(hhh)	“Voting Shares” means the Common Shares and any other shares in the capital of the Corporation entitled to vote generally in the election of all directors.

1.2           Currency

                All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3           Headings

                The division of this Agreement into Articles, Sections, Subsections, Clauses, Paragraphs, Subparagraphs or other portions hereof and the insertion of headings, subheadings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4           Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares

                For purposes of this Agreement, the percentage of Voting Shares Beneficially Owned by any Person shall be and be deemed to be the product (expressed as a percentage) determined by the formula:

100 x A/B
where:
A =	the number of votes for the election of all directors generally attaching to the Voting Shares Beneficially Owned by such Person; and

B =	the number of votes for the election of all directors generally attaching to all outstanding Voting Shares.

Where any Person is deemed to Beneficially Own unissued Voting Shares, such Voting Shares shall be deemed to be outstanding for the purpose of calculating the percentage of Voting Shares Beneficially Owned by such Person, but no other unissued Voting Shares shall, for the purposes of such calculation, be deemed to be outstanding.

1.5           Acting Jointly or in Concert

                For purposes of this Agreement, it is a question of fact as to whether a Person is acting jointly or in concert with another Person (the “First Person”) and, without limiting the generality of the foregoing, every Person who has any agreement, arrangement, commitment or understanding (whether formal or informal and whether or not in writing) with the First Person, any Affiliate or Associate of the First Person or any other person acting jointly or in concert with the First Person, for the purpose of acquiring or making an Offer to Acquire any Voting Shares, including, without limitation, any one or more of, or any combination of:

(a)

a put, call, option, forward sale or purchase or other right or obligation relating to the sale or disposition of any Voting Shares to the First Person, any Affiliate or Associate of the First Person or any other Person acting jointly or in concert with the First Person (whether settled by delivery of securities, cash or combination thereof);

(b)	any security the value of which varies with the value of Voting Shares, or;

(c)

any agreement, arrangement, commitment or understanding (whether formal or informal and whether or not in writing) pursuant to which all or substantially all of the economic or market risk underlying a Voting Share, directly or indirectly, is transferred to, or assumed by, the First Person, any Affiliate or Associate of the First Person or any other Person acting jointly or in concert with the First Person;

shall be deemed to be acting jointly or in concert with the First Person.

1.6           Generally Accepted Accounting Principles

                Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be the recommendations at the relevant time of the Canadian Institute of Chartered Accountants, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided herein to be applicable on an unconsolidated basis) as at the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

ARTICLE 2 - THE RIGHTS

2.1           Issuance and Evidence of Holding Rights

(a)

One Right shall be issued (i) at the Record Time, in respect of each Common Share issued or deemed issued at the Record Time and (ii) at the time such Common Shares are issued or deemed issued, in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time. Notwithstanding the foregoing, one Right shall be issued after the Separation Time in respect of each Common Share issued after the Separation Time but prior to the Expiration Time pursuant to the exercise of Options which are outstanding on the Stock Acquisition Date.

(b)

All certificates representing Common Shares issued prior to the earlier of the Separation Time and the Expiration Time (including, without limitation, Common Shares issued pursuant to the exercise of Options) shall evidence one Right for each Common Share represented thereby (notwithstanding the absence of the legend described below). In addition, certificates representing Common Shares which are issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time shall, commencing as soon as reasonably practicable after the Effective Date, have impressed on, printed on, written on or otherwise affixed to them the following legend:

“Until the Separation Time (defined in the Agreement referenced below), this certificate also evidences the holder’s rights described in a Shareholder Rights Plan Agreement dated as of February 23, 2010 (the “Agreement”) between Genco Resources Ltd. and Computershare Investor Services Inc., as the same may from time to time be amended, supplemented or restated, the terms of which are incorporated herein and a copy of which is available on demand without charge. Under certain circumstances set out in the Agreement, such rights may be amended or redeemed, may expire, may become void or may be evidenced by separate certificates and no longer evidenced by this certificate. The Company will mail or arrange for the mailing of a copy of the Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefore.”

(c)

For the avoidance of doubt, registered holders of Common Shares who have not received a share certificate and are entitled to do so on the earlier of the Separation Time and Expiration Time shall be entitled to Rights as if such certificates had been issued and such Rights shall for all purposes hereof be evidenced by the corresponding entries on the Corporation’s securities register for Common Shares.

2.2           Initial Exercise Price; Exercise of Rights; Detachment of Rights

(a)

Subject to adjustment as herein set forth and subject to Section 3.1, each Right shall entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase one Common Share for the Exercise Price (and the Exercise Price and number of Common Shares are subject to adjustment as set forth below and are subject to Section 3.1). Notwithstanding any other provision of this Agreement, any Rights Beneficially Owned by the Corporation or any of its Subsidiaries shall be void.

(b)	Until the Separation Time:

	(i)	the Rights shall not be exercisable and no Right may be exercised; and

(ii)

for administration purposes, each Right shall be evidenced by the certificate for the associated Common Share registered in the name of the holder thereof (which certificate shall also be deemed to represent a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share.

(c)	From and after the Separation Time and prior to the Expiration Time:

	(i)	the Rights shall be exercisable; and

	(ii)	the registration and transfer of Rights shall be separate from and independent of Common Shares.

(d)	The Corporation will prepare or cause to be prepared and the Rights Agent will mail to:

	(i)	each holder of record of Common Shares as of the Separation Time, promptly following the Separation Time; and

(ii)

in the case of the issuance of Common Shares pursuant to the exercise of Options after the Separation Time and prior to the Expiration Time, each holder of record so exercising, promptly after such exercise

(in each case, other than an Excluded Person and, in respect of Rights Beneficially Owned by such Excluded Person which are not held of record by such Excluded Person, the holder of record (a “Nominee”) of such Rights), at such holder’s address as shown by the records of or available to the Corporation (the Corporation hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

(x)

a Rights Certificate, appropriately completed, representing the number of Rights held by such holder at the Separation Time (or, in the case of Rights issued pursuant to the exercise of Options, the number of Rights so issued) and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule or regulation or with any rule or regulation of any self-regulatory organization, stock exchange or quotation system on which the Rights may, from time to time, be listed or traded, or to conform to usage; and

	(y)	a disclosure statement prepared by the Corporation describing the Rights,

provided that a Nominee shall be sent the materials provided for in (x) and (y) in respect of all Common Shares held of record by it which are not Beneficially Owned by an Excluded Person. In order for the Corporation to determine whether any Person is holding Common Shares which are Beneficially Owned by an Excluded Person, the Corporation may require such first mentioned Person or any Nominee or suspected Nominee, to provide such information and documentation as the Corporation may reasonably require for such purpose.

(e)

Rights may be exercised, in whole or in part, on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent at its office in Vancouver, British Columbia or any other office of the Rights Agent designated for such purpose:

	(i)	the Rights Certificate evidencing such Rights;

(ii)

an election to exercise such Rights (an “Election to Exercise”) substantially in the form attached to the Rights Certificate duly completed and executed by the holder or his, her or its executors or administrators or other personal representatives or his, her or its legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(iii)

payment by certified cheque, banker’s draft or money order payable to the order of the Corporation, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or governmental charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being exercised.

(f)

Upon receipt of a Rights Certificate, together with an Election to Exercise completed and executed in accordance with Subsection 2.2(e)(ii), which indicates that such Rights are not and have never been Beneficially Owned by an Excluded Person such that such Rights would not be null and void as provided by Subsection 3.1(b), and payment as set forth in Subsection 2.2(e)(iii), the Rights Agent (unless otherwise instructed in writing by the Corporation) will thereupon promptly:

(i)

requisition from the transfer agent for the Common Share certificates representing the number of such Common Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

	(ii)	when appropriate, requisition from the Corporation the amount of cash to be paid in lieu of issuing fractional Common Shares in accordance with Subsection 5.5(b);

(iii)

after receipt of the certificates referred to in Subsection 2.2(f)(i), deliver the same to or upon the order of the registered holder of such Rights Certificates, registered in such name or names as may be designated by such holder;

	(iv)	when appropriate, after receipt, deliver the cash referred to in Subsection 2.2(f)(ii) to or to the order of the registered holder of such Rights Certificate; and

	(v)	tender to the Corporation all payments received on exercise of Rights.

(g)

In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder’s Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised (subject to the provisions of Subsection 5.5(a)) will be issued by the Rights Agent to such holder or to such holder’s duly authorized assigns.

(h)	The Corporation covenants and agrees that it will:

(i)

take all such action as may be necessary and within its power to ensure that all Common Shares or other securities, if applicable, delivered upon exercise of Rights shall, at the time of delivery of the certificates for such Common Shares or other securities, if applicable, (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered as fully paid and non- assessable;

(ii)

take all such action as may be necessary and within its power to comply with the requirements of the Business Corporations Act, the Securities Act (British Columbia), the securities laws or comparable legislation of each of the provinces and territories of Canada, the U.S. Securities Act and the U.S. Exchange Act and the rules and regulations hereunder and any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Common Shares or other securities, if applicable, upon exercise of Rights;

(iii)

use reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed on the principal stock exchanges on which such Common Shares were traded immediately prior to the Stock Acquisition Date;

(iv)

cause to be reserved and kept available out of the authorized and unissued Common Shares, the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights;

(v)

pay when due and payable, if applicable, any and all Canadian and foreign federal, provincial, state and other transfer taxes and charges (not including any income or capital taxes of the holder or exercising holder or any liability of the Corporation to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates, or certificates for Common Shares or other securities, if applicable, to be issued upon exercise of any Rights, provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares or other securities, if applicable, in a name other than that of the holder of the Rights being transferred or exercised; and

(vi)

after the Separation Time, except as permitted by Section 5.1 or 5.4, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

2.3           Adjustments to Exercise Price; Number of Rights

                The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

(a)	In the event the Corporation shall at any time after the Effective Date:

	(i)	declare or pay a dividend on Common Shares payable in Common Shares (or Convertible Securities) other than pursuant to any optional stock dividend program;

	(ii)	subdivide or change the then outstanding Common Shares into a greater number of Common Shares;

	(iii)	consolidate, combine or change the then outstanding Common Shares into a smaller number of Common Shares; or

(iv)

issue any Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities of the Corporation) in respect of, in lieu of or in exchange for existing Common Shares except as otherwise provided in this Section 2.3, the Exercise Price and the number of Rights outstanding or, if the payment or effective date therefore shall occur after the Separation Time, the securities purchasable upon exercise of Rights shall be adjusted as of the payment or effective date in the manner set forth below.

If the Exercise Price and number of Rights outstanding are to be adjusted:

(x)

the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other capital stock) (the “Expansion Factor”) that a holder of one Common Share immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result thereof; and

(y)	each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor,

and the adjusted number of Rights will be deemed to be distributed among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the shares issued in respect of such dividend, subdivision, change, consolidation or issuance, so that each such Common Share (or other capital stock) will have exactly one Right associated with it.

For greater certainty, if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result of such dividend, subdivision, change, consolidation or issuance.

If, after the Record Time and prior to the Expiration Time, the Corporation shall issue any shares of capital stock other than Common Shares in a transaction of a type described in Subsections 2.3(a)(i) or (iv), shares of such capital stock shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Corporation and the Rights Agent agree to amend this Agreement in order to effect such treatment. If an event occurs which would require an adjustment under both this Section 2.3 and Subsection 3.1(a) hereof, the adjustment provided for in this Section 2.3 shall be in addition to and shall be made prior to any adjustment required pursuant to Subsection 3.1(a) hereof. Adjustments pursuant to Subsection 2.3(a) shall be made successively, whenever an event referred to in Subsection 2.3(a) occurs.

In the event the Corporation shall at any time after the Record Time and prior to the Separation Time issue any Common Shares otherwise than in a transaction referred to in this Subsection 2.3(a), each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such associated Common Share.

(b)

In the event the Corporation shall at any time after the Record Time and prior to the Separation Time fix a record date for the issuance of rights, options or warrants to all holders of Common Shares entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for or carrying a right to purchase or subscribe for Common Shares) at a price per Common Share (or, if a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Common Shares, having a conversion, exchange or exercise price, including the price to be paid to purchase such convertible or exchangeable security or right per share) less than the Market Price per Common Share on such record date, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)

the numerator of which shall be the number of Common Shares outstanding on such record date, plus the number of Common Shares that the aggregate offering price of the total number of Common Shares so to be offered (and, if applicable, the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered, including the price required to be paid to purchase such convertible or exchangeable securities or rights) would purchase at such Market Price per Common Share; and

(ii)

the denominator of which shall be the number of Common Shares outstanding on such record date, plus the number of additional Common Shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable).

In case such subscription or purchase price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights. Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights, options or warrants are not so issued or, if issued, are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed, or to the Exercise Price which would be in effect based upon the number of Common Shares (or securities convertible into, or exchangeable or exercisable for Common Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be.

For purposes of this Agreement, the granting of the right to purchase Common Shares (whether from unissued shares or otherwise) pursuant to any employee benefit, stock option or similar plans shall be deemed not to constitute an issue of rights, options or warrants by the Corporation; provided, however, that in all such cases the right to purchase Common Shares is either (i) at a price per Common Share of not less than 95% of the current market price per share (determined as provided in such plans) of the Common Shares; or (ii) limited to directors, officers, employees or consultants of or to the Corporation or its Subsidiaries and is part of the Corporation’s regular compensation practices.

(c)

In the event the Corporation shall at any time after the Record Time and prior to the Separation Time fix a record date for the making of a distribution to all holders of Common Shares (including any such distribution made in connection with a merger, amalgamation or other business combination) of evidences of indebtedness, cash (other than an Annual Cash Dividend or a dividend referred to in Subsection 2.3(a)(i), but including any dividend payable in securities of the Corporation other than Common Shares), assets or rights, options or warrants (excluding those referred to in Subsection 2.3(b)), the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)

the numerator of which shall be the Market Price per Common Share on such record date, less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights), on a per share basis, of the portion of the cash, assets, evidences of indebtedness, rights, options or warrants so to be distributed; and

(ii)	the denominator of which shall be such Market Price per Common Share.

Such adjustments shall be made successively whenever such a record date is fixed, and in the event that such a distribution is not so made, the Exercise Price shall be adjusted to be the Exercise Price which would have been in effect if such record date had not been fixed.

(d)

Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least one per cent in the Exercise Price; provided, however, that any adjustments which by reason of this Subsection 2.3(d) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under Section 2.3 shall be made to the nearest cent or to the nearest ten thousandth of a share. Notwithstanding the first sentence of this Subsection 2.3(d), any adjustment required by this Section 2.3 shall be made no later than the Expiration Date.

(e)

In the event the Corporation shall at any time after the Record Time and prior to the Separation Time issue any shares of capital stock (other than Common Shares), or rights, options or warrants to subscribe for or purchase any such capital stock, or securities convertible into or exchangeable for any such capital stock, in a transaction referred to in Subsections 2.3(a)(i) or (a)(iv), if the Board of Directors acting in good faith determines that the adjustments contemplated by Subsections 2.3(a), (b) and (c) in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Board of Directors may determine what other adjustments to the Exercise Price, number of Rights or securities (or Rights and other securities) purchasable upon exercise of Rights would be appropriate and, notwithstanding Subsections 2.3(a), (b) and (c), such adjustments, rather than the adjustments contemplated by Subsections 2.3(a), (b) and (c), shall be made. The Corporation and the Rights Agent shall have authority to amend this Agreement as appropriate to provide for such adjustments.

(f)

Each Right originally issued by the Corporation subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Common Shares purchasable from time to time hereunder upon exercise of a Right immediately prior to such issue, all subject to further adjustment as provided herein.

(g)

Irrespective of any adjustment or change in the Exercise Price or the number of Common Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per Common Share and the number of Common Shares which were expressed in the initial Rights Certificates issued hereunder.

(h)

In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder’s right to receive such additional shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

(i)

Notwithstanding anything contained in this Section 2.3 to the contrary, the Corporation shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in their good faith judgment the Board of Directors determines to be advisable, in order that any:

	(i)	consolidation or subdivision of Common Shares;

	(ii)	issuance (wholly or in part for cash) of Common Shares or securities that by their terms are convertible into or exchangeable for Common Shares;

	(iii)	stock dividends;

	(iv)	issuance of rights, options or warrants referred to in this Section 2.3,

hereafter made by the Corporation to its holders of Common Shares, shall not be taxable to such holders of Common Shares.

(j)

Whenever an adjustment to the Exercise Price or a change in the securities purchasable upon exercise of the Rights is made pursuant to this Section 2.3, the Corporation shall promptly and in any event, where such change or adjustment occurs prior to the Separation Time, not later than the Separation Time:

	(i)	file with the Rights Agent and with each transfer agent for the Common Shares a certificate specifying the particulars of such adjustment or change; and

	(ii)	cause notice of the particulars of such adjustment or change to be given to the holders of the Rights.

Failure to file such certificate or to cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of such adjustment or change.

2.4           Date on Which Exercise is Effective

                Each Person in whose name any certificate for Common Shares or other securities, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares or other securities, if applicable, represented thereby on, and such certificate shall be dated the date upon which the Rights Certificate evidencing such Rights was duly surrendered in accordance with Subsection 2.2(e) (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder of Rights hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of the Corporation are closed, such Person shall be deemed to have become the holder of record of such Shares on, and such certificate shall be dated, the next succeeding Business Day on which the Common Share transfer books of the Corporation are open.

2.5           Execution, Authentication, Delivery and Dating of Rights Certificates

(a)

The Rights Certificates shall be executed on behalf of the Corporation by any two of the Chairman of its Board of Directors, its Chief Executive Officer, its Chief Financial Officer or its Corporate Secretary or such other persons as maybe approved by the Board of Directors. The signature of any of such individuals on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper directors or officers of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices either before or after the countersignature and delivery of such Rights Certificates.

(b)

Promptly after the Corporation learns of the Separation Time, the Corporation will notify the Rights Agent of such Separation Time and will deliver to the Rights Agent Rights Certificates executed by the Corporation for countersignature and a disclosure statement prepared by the Corporation describing the Rights, and the Rights Agent shall countersign (manually or by facsimile signature in a manner satisfactory to the Corporation) and send such Rights Certificates, together with a copy of the disclosure statement describing the Rights, to the holders of the Rights pursuant to Subsection 2.2(c) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(c)	Each Rights Certificate shall be dated the date of countersignature thereof.

2.6           Registration, Transfer and Exchange

(a)

The Corporation will cause to be kept a register (the “Rights Register”) in which, subject to such reasonable regulations as it may prescribe, the Corporation will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed registrar for the Rights (the “Rights Registrar”) for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided, and the Rights Agent hereby accepts such appointment. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Subsection 2.6(c), the Corporation will execute, and the Rights Agent will manually countersign and deliver, in the name of the holder of such Rights or the designated transferee or transferees, as required pursuant to such holder’s instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(b)

All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(c)

Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer satisfactory in form to the Corporation or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder’s attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

2.7           Mutilated, Destroyed, Lost and Stolen Rights Certificates

(a)

If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall countersign and deliver in exchange therefore a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b)	If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time:

	(i)	evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate; and

	(ii)	such security or indemnity as may be reasonably required by them to save each of them and any of their agents harmless,

then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Corporation shall execute and upon the Corporation’s request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the destroyed, lost or stolen Rights Certificate.

(c)

As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

(d)

Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence the contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and the holder thereof shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.

2.8           Persons Deemed Owners of Rights

               The Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term “holder” of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, of the associated Common Shares).

2.9           Delivery and Cancellation of Certificates

               All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable laws, and its ordinary business practices, destroy all cancelled Rights Certificates and, upon request by the Corporation, deliver a certificate of destruction to the Corporation.

2.10           Agreement of Rights Holders

               Every holder of Rights, by accepting the same, consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights:

(a)	to be bound by and subject to the provisions of this Agreement, as amended or supplemented from time to time in accordance with the terms hereof, in respect of all Rights held;

(b)	that prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share certificate representing such Right;

(c)	that after the Separation Time, the Rights Certificates will be transferable only on the Rights Register as provided herein;

(d)

that prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

(e)	that such holder of Rights has waived his, her or its right to receive any fractional Rights or any fractional shares or other securities upon exercise of a Right (except as provided herein);

(f)

that, subject to the provisions of Section 5.4, without the approval of any holder of Rights or Voting Shares and upon the sole authority of the Board of Directors, acting in good faith, this Agreement may be supplemented or amended from time to time, as provided herein; and

(g)

that notwithstanding anything in this Agreement to the contrary, neither the Corporation nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

2.11           Holder of Rights Not Deemed a Shareholder

               No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Common Share or any other share or security of the Corporation which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed or confer upon the holder of any Right or Rights Certificate, as such, any right, title, benefit or privilege of a holder of Common Shares or any other shares or securities of the Corporation or any right to vote at any meeting of shareholders of the Corporation whether for the election of directors or otherwise or upon any matter submitted to holders of Common Shares or any other shares or securities of the Corporation at any meeting thereof, or to give or withhold consent to any action of the Corporation, or to receive notice of any meeting or other action affecting any holder of Common Shares or any other shares or securities of the Corporation except as expressly provided herein, or to receive, dividends, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by Rights Certificates shall have been duly exercised in accordance with the terms and provisions hereof

ARTICLE 3 - ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF A FLIP-IN EVENT

3.1           Flip-in Event

(a)

Subject to Subsection 3.1(b) and Section 5.1, if prior to the Expiration Time a Flip-in Event occurs, each Right shall constitute, effective at the close of business on the tenth Trading Day after the Stock Acquisition Date, the right to purchase from the Corporation, upon exercise thereof in accordance with the terms hereof, that number of Common Shares having an aggregate Market Price on the date of occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that after such consummation or occurrence, an event of a type analogous to any of the events described in Section 2.3 shall have occurred).

(b)

Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time or the Stock Acquisition Date, or which may thereafter be Beneficially Owned, by:

	(i)	an Excluded Person; or

(ii)

a transferee of or other successor in title or ownership to Rights (a “transferee”), directly or indirectly, from an Excluded Person (including, for greater certainty, any Person that becomes a transferee concurrently with or subsequent to the Acquiring Person becoming such in a transfer or other transaction that the Board of Directors has determined is part of a plan, arrangement or scheme of an Excluded Person that has the purpose or effect of avoiding Subsection 3.1(b)(i)), shall become null and void without any further action, and any holder of such Rights (including any transferee of, or other successor entitled to, such Rights, whether directly or indirectly,) shall thereafter have no right to exercise or transfer such Rights under any provision of this Agreement and further shall thereafter not have any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise. The Beneficial Owner of any Rights represented by a Rights Certificate which is submitted to the Rights Agent upon exercise or for registration of transfer or exchange which does not contain the necessary certifications set forth in the Rights Certificate establishing that such Rights are not and have never been Beneficially Owned by an Excluded Person shall be deemed to be an Acquiring Person and such Rights shall be deemed to be Beneficially Owned by an Acquiring Person for the purposes of this Subsection 3.1(b) and such rights shall be null and void.

(c)

From and after the Separation Time, the Corporation shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of this Section 3.1 including, without limitation, all such acts and things as may be required to satisfy the requirements of the Business Corporations Act and the securities laws or comparable legislation of each of the provinces and territories of Canada and of the United States and each of the states thereof in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement.

(d)

Any Rights Certificate that represents Rights Beneficially Owned by an Excluded Person or transferee or transferred to any nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain the following legend:

“The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Plan Agreement dated as of February 23, 2010 (the “Agreement”)) or a Person who was acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of an Acquiring Person. This Rights Certificate and the Rights represented hereby are void or shall become void in the circumstances specified in Subsection 3.1(b) of the Agreement.”

provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall impose such legend only if instructed to do so by the Corporation in writing or if a holder of Rights fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend. Notwithstanding the foregoing, the failure to include the legend referred to in this Subsection 3.1(d) on any Rights Certificate that represents Rights Beneficially Owned by an Excluded Person or transferee shall not affect the provisions of Subsection 3.1(b)

3.2           Fiduciary Duties of the Board

               For clarification, it is understood that nothing contained in this Agreement shall be considered to affect the obligations of the directors of the Corporation to exercise their fiduciary duties. Without limiting the generality of the foregoing, nothing contained herein shall be construed to suggest or imply that the Board of Directors shall not be entitled to recommend that holders of Voting Shares reject or accept any Take-over Bid or take any other action including, without limitation, the commencement, prosecution, defence or settlement of any litigation and the solicitation of additional or alternative Take-over Bids or other proposals to shareholders that the directors believe is necessary or appropriate in the exercise of their fiduciary duties.

ARTICLE 4 - THE RIGHTS AGENT

4.1           General

(a)

The Corporation hereby appoints the Rights Agent to act as agent for the Corporation and the holders of the Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Corporation may from time to time appoint such co-Rights Agents (“Co-Rights Agents”) as it may deem necessary or desirable, subject to the approval of the Rights Agent. In the event the Corporation appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and the Co-Rights Agents shall be as the Corporation may determine, with the approval of the Rights Agent and the Co-Rights Agents. The Corporation agrees to pay all reasonable fees and expenses of the Rights Agent in respect of the performance of its duties under this Agreement. The Corporation also agrees to indemnify the Rights Agent, its officers, directors and employees for, and to hold such persons harmless against, any loss, liability, or expense, incurred without negligence, bad faith or wilful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement or the resignation or removal of the Rights Agent.

(b)

The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares, Rights Certificate, certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, opinion, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

(c)

The Corporation shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and at any time, upon request of the Rights Agent, shall provide to the Rights Agent an incumbency certificate with respect to the then current officers of the Corporation, provided that failure to inform the Rights Agent of any such events, or any defect therein, shall not affect the validity of any action taken hereunder in relation to such events.

4.2           Merger, Amalgamation or Consolidation or Change of Name of Rights Agent

(a)

Any corporation into which the Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent is a party, or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof. If, at the time such successor Rights Agent succeeds to the agency created by this Agreement, any of the Rights Certificates have been countersigned but not delivered, the successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and if, at that time, any of the Rights have not been countersigned, any successor Rights Agent may countersign such Rights Certificates in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b)

If, at any time, the name of the Rights Agent is changed and at such time any of the Rights Certificates have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and if, at that time, any of the Rights Certificates have not been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3           Duties of Rights Agent

               The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, all of which the Corporation and the holders of Rights and Rights Certificates, by their acceptance thereof, shall be bound:

(a)

the Rights Agent, at the expense of the Corporation, may consult with and retain legal counsel (who may be legal counsel for the Corporation) and such other experts as it reasonably considers necessary to perform its duties hereunder, and the opinion of such counsel or other expert will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion;

(b)

whenever in the performance of its duties under this Agreement, the Rights Agent deems it necessary or desirable that any fact, or matter be proved or established by the Corporation prior to taking or suffering any action hereunder, such fact, or matter (unless other evidence in respect thereof is specifically prescribed herein) is deemed to be conclusively proved and established by a certificate signed by a Person believed by the Rights Agent to be the Chairman of the Board of Directors, President, Chief Executive Officer, Chief Financial Officer, any Vice-President, Treasurer, Corporate Secretary, or any Assistant Secretary of the Corporation and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;

(c)	the Rights Agent will be liable hereunder for its own gross negligence, bad faith or wilful misconduct;

(d)

the Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Corporation only;

(e)

the Rights Agent will not have any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any certificate for a Common Share or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to Subsection 3.1(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment); nor is it deemed by any act hereunder to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

(f)

the Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement;

(g)

the Rights Agent is hereby authorized and directed to accept instructions in writing with respect to the performance of its duties hereunder from any individual believed by the Rights Agent to be the Chairman of the Board of Directors, President, Chief Executive Officer, Chief Financial Officer, any Vice-President, Treasurer, Corporate Secretary or Assistant Secretary of the Corporation, and to apply to such individuals for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such individual;

(h)

the Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Corporation or become pecuniary interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not Rights Agent under this Agreement and nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity; and

(i)

the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4           Change of Rights Agent

               The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days notice (or such lesser notice as is acceptable to the Corporation) in writing mailed to the Corporation and to each transfer agent of Common Shares by registered or certified mail. The Corporation may remove the Rights Agent upon 60 days notice in writing, mailed to the Rights Agent and to each transfer agent of the Common Shares by registered or certified mail. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation will appoint a successor to the Rights Agent. If the Corporation fails to make such appointment within a period of 60 days after removal or after it has been notified in writing of the resignation or incapacity by the resigning or incapacitated Rights Agent, then by prior written notice to the Corporation the resigning Rights Agent or the holder of any Rights (which holder shall, with such notice, submit such holder’s Rights Certificate, if any, for inspection by the Corporation), may apply to a court of competent jurisdiction for the appointment of a new Rights Agent. The Corporation shall pay the reasonable expenses incurred by the resigning Rights Agent or the holder of Rights in connection with such application. Any successor Rights Agent, whether appointed by the Corporation or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Province of British Columbia. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent, upon receipt of all outstanding fees and expenses owing to it, shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Corporation will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares and mail a notice thereof in writing to the holders of the Rights in accordance with Section 5.9. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of any successor Rights Agent, as the case may be.

4.5           Compliance with Money Laundering Legislation

               The Rights Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Rights Agent reasonably determines that such an act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Rights Agent reasonably determine at any time that its acting under this Agreement has resulted in it being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days written notice to the Corporation, provided: (i) that the Rights Agent's written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Rights Agent's satisfaction within such 10-day period, then such resignation shall not be effective.

4.6           Privacy Provision

               The parties acknowledge that federal and provincial legislation that addresses the protection of individual's personal information (collectively, "Privacy Laws") applies to obligations and activities under this Agreement. Despite any other provision of this Agreement, neither party will take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Corporation will, prior to transferring or causing to be transferred personal information to the Rights Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or will have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Rights Agent will use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws.

ARTICLE 5 - MISCELLANEOUS

5.1           Waiver and Redemption

(a)

The Board of Directors may, until the occurrence of a Flip-in Event as to which the application of Section 3.1 has not otherwise been waived pursuant to this Section 5.1, upon prior written notice delivered to the Rights Agent, waive the application of Section 3.1 to a particular Flip-in Event; provided, however, that if the Board of Directors waives the application of Section 3.1 to a Flip-in Event that results from a Take-over Bid made by way of take-over bid circular to all holders of record of Voting Shares, the Board of Directors shall be deemed to have waived the application of Section 3.1 to any subsequent Flip-in Event that results from any Take-over Bid which is made by means of a take-over bid circular to all holders of record of Voting Shares prior to the expiry of any Take-over Bid (as the same may be extended from time to time) in respect of which a waiver is, or is deemed to have been, granted under this Subsection 5.1(a).

(b)

The Board of Directors may, prior to the close of business on the eighth Business Day following a Stock Acquisition Date or such later Business Day as it may from time to time determine, upon written notice delivered to the Rights Agent, waive the application of Section 3.1 to the Flip-in Event giving rise to such Stock Acquisition Date; provided, however, that such waiver can only be given on the condition that the Acquiring Person has reduced its Beneficial Ownership of Voting Shares (or has entered into a contractual arrangement with the Corporation, acceptable to the Board of Directors, to do so) such that, at the time the waiver becomes effective pursuant to this Subsection 5.1(b), such Person is no longer an Acquiring Person. In the event of such a waiver becoming effective prior to the Separation Time, for the purposes of this Agreement, such Flip-in Event shall be deemed not to have occurred.

(c)

The Board of Directors may, at its option, at any time prior to the provisions of Section 3.1 becoming applicable as a result of the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to Subsection 5.1(a) or (b), elect to redeem all but not less than all of the outstanding Rights at a redemption price of $0.000001 per Right (which price shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 if an event of the type analogous to any of the events described in Section 2.3 shall have occurred) (such redemption price being herein referred to as the ‘Redemption Price’).

(d)

If a Person acquires outstanding Voting Shares pursuant to a Permitted Bid, Competing Permitted Bid or Exempt Acquisition in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of Subsection 5.1(a) or (b), other than Voting Shares Beneficially Owned by such Person at the date of such Permitted Bid, Competing Permitted Bid or Exempt Acquisition, the Board of Directors shall immediately upon the consummation of such acquisition, and without further formality, be deemed to have elected to redeem all the outstanding Rights at the Redemption Price.

(e)

If a Take-over Bid that is not a Permitted Bid or Competing Permitted Bid expires, is withdrawn or otherwise terminates after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all but not less than all the outstanding Rights at the Redemption Price.

(f)

If the Board of Directors elects to redeem the Rights under Subsection 5.1(c) or 5.1(e), or is deemed to have elected to redeem the Rights under Subsection 5.1(d), the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

(g)

Within 10 days after the Board of Directors elects to redeem the Rights under Subsection 5.1(c) or 5.1(e), or is deemed to have elected to redeem the Rights under Subsection 5.1(d), the Corporation shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the transfer agent for the Voting Shares. Any notice which is mailed in the manner provided herein shall be deemed given, whether or not the holder receives the notice. Each notice of redemption will state the method by which the payment of the Redemption Price will be made and will state that no payment will be made to holders entitled to less than $10.00, in accordance with Subsection 5.1(h).

(h)

Subject to applicable law, or unless the Board of Directors otherwise determines, the Corporation shall not be obligated to make a payment of the Redemption Price to any holder of Rights unless such holder is entitled to receive at least $10.00 in respect of all Rights held by such holder.

(i)	The Corporation shall give prompt written notice to the Rights Agent of any waiver of the application of Section 3.1 made by the Board of Directors under this Section 5.1.

5.2           Expiration

               No Person other than the Rights Agent as specified in Subsection 4.1(a) of this Agreement shall have any rights whatsoever pursuant to this Agreement or in respect of any Right after the Expiration Time, except in respect of the exercise of any Right on or prior to the Expiration Time or in respect of any right to receive cash, securities or other property which has arisen on or prior to the Expiration Time.

5.3           Issuance of New Rights Certificates

               Notwithstanding any of the provisions of this Agreement or the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of securities purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4           Supplements and Amendments

(a)

Notwithstanding any other provision of this Agreement, the Corporation may at any time and from time to time amend, supplement, vary or rescind any of the provisions of this Agreement and the Rights as the Board of Directors may, in its sole and absolute discretion, determine (without the approval of holders of Rights or Voting Shares and whether or not such action would materially adversely affect the interests of the holders of Rights or Voting Shares generally) in order to make any changes which the Board of Directors acting in good faith may determine necessary or desirable, provided that no such amendment, supplement, variation or rescission shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto.

(b)

For greater certainty, neither the exercise by the Board of Directors of any power or discretion conferred on them hereunder nor the making by the Board of Directors of any determination or the granting of any waiver the Board of Directors are permitted to make or grant hereunder shall constitute an amendment, supplement or variation of the provisions of this Agreement or the Rights for the purposes of this Section 5.4 or otherwise.

(c)

The Corporation may, with the prior consent of the holders of Rights obtained as set forth below, at any time after the Separation Time and before the Expiration Time, amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto. Such consent shall be deemed to have been given if provided by the holders of Rights at a Rights holders' special meeting, which Rights holders' special meeting shall be called and held in compliance with applicable laws and regulatory requirements and, to the extent possible, with the requirements in the articles of the Corporation applicable to meetings of holders of Voting Shares, applied mutatis mutandis. Subject to compliance with any requirements imposed by the foregoing, consent shall be given if the proposed amendment, variation or rescission is approved by the affirmative vote of a majority of the votes cast by holders of Rights (other than holders of Rights whose Rights have become null and void pursuant to Subsection 3.1(b)), represented in person or by proxy at and entitled to be voted at the Rights Holders' Special Meeting.

(d)

Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation's articles and the Business Corporations Act with respect to meetings of shareholders of the Corporation.

(e)

Any supplements or amendments made by the Corporation to this Agreement pursuant to Subsection 5.4(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation, rule or regulation hereunder or policies of any securities regulatory authority or stock exchange shall:

(i)

if made before the Separation Time, be submitted to the shareholders of the Corporation at the next meeting of shareholders and the shareholders may, by the majority referred to in Subsection 5.4(e), confirm or reject such amendment;

(ii)

if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of the Corporation called after the Separation Time and the holders of Rights may, by resolution passed by the majority referred to in Subsection 5.4(d), confirm or reject such amendment.

(f)

Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights referred to in Subsection 5.4(b) or 5.4(c), as the case may be.

(g)

The Corporation shall provide the Rights Agent with notice in writing of any amendment, variation or deletion to this Agreement as referred to in this Section 5.4 within 5 Business Days of effecting such amendment, variation or deletion.

5.5           Fractional Rights and Fractional Common Shares

(a)

The Corporation shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. After the Separation Time, in lieu of issuing fractional Rights, the Corporation shall pay to the holders of record of the Rights Certificates (provided the Rights represented by such Rights Certificates are not void pursuant to the provisions of Subsection 3.1(b) at the time such fractional Rights would otherwise be issuable), an amount in cash equal to the fraction of the Market Price of one whole Right that the fraction of a Right that would otherwise be issuable is of one whole Right.

(b)

The Corporation shall not be required to issue fractions of Common Shares upon exercise of Rights or to distribute certificates which evidence fractional Common Shares. In lieu of issuing fractional Common Shares, the Corporation shall pay to the registered holders of Rights Certificates, at the time such Rights are exercised as herein provided, an amount in cash equal to the fraction of the Market Price of one Common Share that the fraction of a Common Share that would otherwise be issuable upon the exercise of such Right is of one whole Common Share at the date of such exercise.

5.6           Rights of Action

               Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights. Any holder of Rights, without the consent of the Rights Agent or the holder of any other Rights, may, on such holder’s own behalf and for such holder’s own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce such holder’s right to exercise such holder’s Rights, or Rights to which such holder is entitled, in the manner provided in such holder’s Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.

5.7           Regulatory Approvals

               Any obligation of the Corporation or action or event contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority, including, without limiting the generality of the foregoing, necessary approvals of the Toronto Stock Exchange, in relation to the issuance of Common Shares upon the exercise of Rights under Subsection 2.2(e) .

5.8           Declaration as to Non-Canadian or Non-U.S. Holders

               If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by the Corporation with the securities laws or comparable legislation of a jurisdiction outside Canada or the United States of America, the Board of Directors acting in good faith may take such actions as it may consider appropriate to ensure such compliance or to ensure that such compliance is not required. Without limiting the generality of the foregoing, the actions referred to above may include establishing procedures whereby Persons entitled to Rights, or holders of Rights entitled to securities upon the exercise of Rights, will have the ability to trade or exercise such Rights, or be issued such securities, without the need to register those securities in the jurisdiction in which any such Person resides, which may include the issuance to a Canadian or U.S. resident trust company, portfolio manager, investment adviser or other trustee or agent (a ‘Fiduciary’) of Rights or securities issuable on exercise of Rights, the holding thereof in trust for the Persons entitled thereto (but reserving to the Fiduciary or to the Fiduciary and the Corporation, as the Corporation may determine, absolute discretion with respect thereto) and the sale thereof and remittance of the proceeds of such sale, if any, to the Persons entitled thereto, or such other mechanism as the Board of Directors considers appropriate. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada or the United States, in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes or (until such notice is given as required by law) without advance notice to any regulatory or self-regulatory body.

5.9           Notices

(a)

Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Corporation shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Rights Agent), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Genco Resources Ltd.
Suite 550 – 999 West Hastings Street
Vancouver, BC V6C 2W2

	Attention:	Chief Executive Officer
	Fax No.	(604) 682-2235

(b)

Except as otherwise provided hereunder, notices or demands authorized or required by this Agreement to be given or made by the Corporation or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Corporation), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Computershare Investor Services Inc. 510 Burrard Street, 2nd Floor Vancouver, BC V6C 3B9

Attention: Manager, Client Services Fax No.: (604) 661-9401

(c)

Notices or demands authorized or required by this Agreement to be given or made by the Corporation or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first class mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the Corporation for its Common Shares. Any notice which is mailed or sent in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

(d)

Any notice given or made in accordance with this Section 5.9 shall be deemed to have been given and to have been received on the day of delivery, if so delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day of telegraphing, telecopying or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of the Corporation and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.

5.10           Costs of Enforcement

               The Corporation agrees that if the Corporation fails to fulfil any of its obligations pursuant to this Agreement, then the Corporation will reimburse the holder of any Rights for the costs and expenses (including reasonable legal fees) incurred by such holder to enforce his rights pursuant to any Rights or this Agreement.

5.11           Successors

               All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

5.12           Benefits of this Agreement

               Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; further, this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of the Rights.

5.13           Governing Law

               This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of British Columbia and for all purposes shall be governed by and construed in accordance with the laws of such province applicable to contracts to be made and performed entirely within such province.

5.14           Severability

               If any term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective only as to such jurisdiction and to the extent of such invalidity or unenforceability in such jurisdiction without invalidating or rendering unenforceable or ineffective the remaining terms and provisions hereof in such jurisdiction or the application of such term or provision in any other jurisdiction or to circumstances other than those as to which it is specifically held invalid or unenforceable.

5.15           Effective Date and Confirmation

               This Agreement is effective and in full force and effect in accordance with its terms from and after the Effective Date. At the first annual or special meeting of holders of Voting Shares following the date hereof, the Corporation shall request confirmation of this Agreement by the holders of its Voting Shares. If this Agreement is not confirmed by resolution passed by a majority of the votes cast by holders of Voting Shares of the Corporation who vote in respect of confirmation of this Agreement at a meeting of the Corporation's shareholders to be held on or prior to 6 months from the Effective Date, then this Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from that date which is the earlier of (a) the date of termination of the meeting called to consider the confirmation of this Agreement under this Section 5.15 and (b) 6 months from the Effective Date.

5.16           Reconfirmation

               This Agreement must be reconfirmed by a resolution passed by a majority of the votes cast by all holders of Voting Shares who vote in respect of such reconfirmation at the annual meeting of the Corporation held in 2012 and at every third annual meeting of the Corporation thereafter at which this Agreement has been reconfirmed pursuant to this Section 5.16. If this Agreement is not so reconfirmed or is not presented for reconfirmation at any such annual meeting, this Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the date of termination of any such annual meeting; provided, however, that termination shall not occur if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to Subsection 5.1(a) or (h) hereof), prior to the date upon which this Agreement would otherwise terminate pursuant to this Section 5.16.

5.17           Determinations and Actions by the Board of Directors

     All actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors in good faith in connection with this Agreement shall not subject the Board of Directors or any director of the Corporation to any liability to the holders of the Rights.

5.18           Time of the Essence

               Time shall be of the essence in this Agreement.

5.19           Execution in Counterparts

               This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

ATTACHMENT 1

GENCO RESOURCES LTD.

SHAREHOLDER RIGHTS PLAN AGREEMENT

[Form of Rights Certificate]

Certificate No. __________________	Rights ________________________

THE RIGHTS ARE SUBJECT TO TERMINATION ON THE TERMS SET FORTH IN THE SHAREHOLDER RIGHTS PLAN AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SUBSECTION 3.1(b) OF THE SHAREHOLDER RIGHTS PLAN AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR ITS AFFILIATES OR ASSOCIATES OR ANY PERSON ACTING JOINTLY OR IN CONCERT WITH ANY OF THEM, OR TRANSFEREES OF ANY OF THE FOREGOING, MAY BECOME VOID.

Rights Certificate

This certifies that ______________________________________ is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement, dated as of February 23, 2010, as the same may be amended or supplemented from time to time (the “Shareholder Rights Agreement”), between Genco Resources Ltd., a corporation duly existing under the Business Corporations Act (British Columbia), and Computershare Investor Services Inc., a trust company incorporated under the laws of Canada (the “Rights Agent”) (which term shall include any successor Rights Agent under the Shareholder Rights Agreement), to purchase from the Corporation at any time after the Separation Time (as such term is defined in the Shareholder Rights Agreement) and prior to the Expiration Time (as such term is defined in the Shareholder Rights Agreement), one fully paid common share of the Corporation (a “Common Share”) at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate with the Form of Election to Exercise (in the form provided hereinafter) duly executed and submitted to the Rights Agent at its principal office in the City of Vancouver, British Columbia. Until adjustment thereof in certain events as provided in the Shareholder Rights Agreement, the Exercise Price shall be an amount equal to three times the Market Price per Common Share (as such term is defined in the Shareholder Rights Agreement) determined as at the Separation Time and shall be subject to adjustment in certain events as provided in the Shareholder Rights Agreement.

In certain circumstances described in the Shareholder Rights Agreement, the number of Common Shares which each Right entitles the registered holder thereof to purchase shall be adjusted as provided in the Shareholder Rights Agreement.

This Rights Certificate is subject to all of the terms and provisions of the Shareholder Rights Agreement, which terms and provisions are incorporated herein by reference and made a part hereof and to which Shareholder Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights. Copies of the Shareholder Rights Agreement are on file at the registered office of the Corporation.

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This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Shareholder Rights Agreement, the Rights evidenced by this Certificate may be redeemed by the Corporation at a redemption price of $0.000001 per Right, subject to adjustment in certain events, under certain circumstances. No fractional Common Shares will be issued upon the exercise of any Rights evidenced hereby, but in lieu thereof a cash payment will be made, as provided in the Shareholder Rights Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Shareholder Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the Rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in the Shareholder Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Shareholder Rights Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Corporation.

Date: _______________________________

GENCO RESOURCES LTD.

By:
Authorized Signatory

Countersigned:

COMPUTERSHARE INVESTOR SERVICES INC.

By:
Authorized Signatory

By:
Authorized Signatory

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FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the Rights evidenced by this Rights Certificate.)

FOR VALUE RECEIVED _____________________________ hereby sells, assigns and transfers unto

(Please print name and address of transferee.)

the Rights represented by this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint ________________________________ , as attorney, to transfer the within Rights on the books of the Corporation, with full power of substitution.

Dated: _______________________

Signature Guaranteed:	Signature
(Signature must correspond to name as written upon
the face of this Rights Certificate in every particular,
without alteration or enlargement or any change
whatsoever.)

     Signature must be guaranteed by a Canadian chartered bank, a Canadian trust company, a member of a recognized stock exchange or a member of the Securities Transfer Association Medallion (STAMP) Program.

CERTIFICATE

(To be completed if true.)

     The undersigned registered holder of Rights transferring Rights hereunder, hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof. Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Agreement.

Signature

(To be attached to each Rights Certificate)

1

FORM OF ELECTION TO EXERCISE

(To be executed by the registered holder if such holder desires to exercise the Rights Certificate.)

TO: Genco Resources Ltd., and Computershare Investor Services Inc.

The undersigned hereby irrevocably elects to exercise ________________________ whole Rights represented by the attached Rights Certificate to purchase the Common Shares or other securities, if applicable, issuable upon the exercise of such Rights and requests that certificates for such securities be issued in the name of and delivered to:

(Name)

(Address)

(City, Province/State and Postal Code/Zip Code)

Social Insurance Number or other taxpayer identification number.

If such number of Rights is not all the Rights evidenced by the Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

(Name)

(Address)

(City, Province/State and Postal Code/Zip Code)

Social Insurance Number or other taxpayer identification number.

Dated: _______________________________

Signature Guaranteed:	Signature
(Signature must correspond to name as written upon
the face of this Rights Certificate in every particular,
without alteration or enlargement or any change
whatsoever.)

     Signature must be guaranteed by a Canadian chartered bank, a Canadian trust company, a member of a recognized stock exchange or a member of the Securities Transfer Association Medallion (STAMP) Program.

1

CERTIFICATE

(To be completed if true.)

     The undersigned registered holder of Rights exercising Rights hereunder, hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof. Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Agreement.

Signature

(To be attached to each Rights Certificate)

NOTICE

     In the event the certification set forth above in the Form of Election to Exercise, or, in the event of a transfer of Rights, the comparable certification set forth above in the Form of Assignment, is not completed, the Beneficial Owner of the Rights evidenced by this Rights Certificate may be deemed to be an Acquiring Person and the Rights evidenced by this Rights Certificate may be deemed to be Beneficially Owned by an Acquiring Person. No Rights Certificates shall be issued in exchange for a Rights Certificate Beneficially Owned or deemed to have been Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof, or by a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof.

2